



Timeless Coffee Roasters, LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.00%

Target Raise Amount: $350,000

Offering End Date: February 8, 2024

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Timeless Coffee Roasters, LLC

Founded: July 16, 2012

Address: 4252 Piedmont Ave
Oakland, CA 94611

Industry: Limited-Service Restaurants

Employees: 15

Website: https://timelesscoffee.com/

Use of Funds Allocation:

If the maximum raise is met:

$334,250 (95.50%) – of the proceeds will go towards working capital- wholesale operation opening

$15,750 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 21,000 Followers





Business Metrics:

	FY21	FY22	YTD 9/24/2023
Total Assets	$1,020,122	$1,045,717	$1,132,430
Cash & Cash Equivalents	$405,261	$36,193	$19,510
Accounts Receivable	$22,780	$0	$0
Short-term Debt	$819,243	$949,968	$1,072,678
Long-term Debt	$5,081	$25,062	$3,532
Revenue	$1,931,150	$1,616,835	$1,153,485
Cost of Goods Sold	$418,415	$683,516	$457,757
Taxes	$0	$0	$0
Net Income	$50,259	-$97,111	$14,467

Recognition:

Timeless Coffee Roasters, LLC (DBA Timeless Coffee Roasters) is building a wholesale production and distribution facility to meet increased demand for their vegan products.

About:

Timeless Coffee Roasters, LLC (DBA Timeless Coffee Roasters) has been the Bay Area's only 100% plant-based coffee roastery and bakery since 2012. The Timeless mission has been to share the company's passion for great coffee and to expose customers to the positive benefits of being and eating vegan.

Their coffee and baked goods are all made in-house daily. Subculture, community, social awareness, and a general interest in being and doing better make up the rich fabric of the Timeless employees and customers alike. The company acts as a good steward not only in the coffee and food industry but for animals, people, and the planet.

For more information, contact our Customer Support Team at support@thesmbx.com

